OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru



April 5, 2005

Securities and Exchange Commissi
Office of International Corporate Fi
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

Please find attached the Quarterly Report of OAO RBC Information Systems, foreign private investor, with regard to the compliance with corporate conduct standards (for keeping securities on the A list) for Quarter 1, 2005, submitted to the following exchanges: MICEX, RTS. The documents attached are being supplied pursuant to Rule 12g3-2(b).

Yours sincerely

Yury Rovensky
General Director


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Dlw 4/18

Appendix 3
to the Regulations on Listing and Authorization of Placement and Circulation of Securities at ZAO MICEX Stock Exchange

Information on compliance of OAO RBC Information Systems with mandatory requirements for adding securities to "A" Trading List of MICEX Stock Exchange

No.	Requirements	Information on compliance or non-compliance with respective requirements	Proof of compliance with requirements (references to provisions of the issuer's documents)
1. General requirements for issuers			
1.1.	The issuer's Board of Directors shall be elected by means of cumulative voting	Fulfilled	Clause 14.6 of the Articles of Association (Version 7, registered by Inspection No. 36 of the Tax Ministry of Russia on August 18, 2004)
1.2.	There shall be at least three independent directors on the issuer's Board of Directors, who shall meet the following requirements: They shall not be officers or employees of the issuer at the moment of their election and over three years preceding their election; They shall not be officers at any other company, in which any of the issuer's officers is a member of the Board of Directors' committee for human resources and remuneration; They shall not be spouses, parents, children, brothers or sisters of the issuer's officers; They shall not be affiliated with the issuer or its affiliates; The shall not be parties with regard to the issuer's obligations whose conditions envisage their acquiring property (funds) totaling 10 or more percent of the total annual income of these persons, except the receipt of remuneration for work on the issuer's Board of Directors; They shall not represent the state; They shall not be members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) The independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn 4. Yuri Mostovoy

1.3.	The issuer's Board of Directors shall form a committee, whose only functions shall be the evaluation of candidates for auditors of the joint-stock company; reviewing the auditor's conclusions; evaluation of the issuer's internal control procedures, and preparation of proposals on their improvement (the audit committee), chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only (therefore, the committee shall not include the chief executive and (or) members of the issuer's collegial executive body).	Fulfilled	Members of the committee: Chairman: 1. Michael Hammond (independent director); Members of the committee: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director)
	Results of reviewing the conclusions of the issuer's auditor, prepared by the audit committee, shall be presented in the form of materials provided for the issuer's annual general meeting of shareholders.	Fulfilled	Clause 4 of Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall form a committee for human resources and remuneration, whose only functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
	Development of principles and criteria for defining the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer, or the managing organization or manager;		
	Preparation of proposals on defining material conditions of contracts with members of the Board of Directors, members of the collegial executive body, and the chief executive of the issuer;		

	Defining the criteria for candidates for seats on the Board of Directors, the collegial executive body, and chief executive of the issuer, as well as preliminary evaluation of such candidates;		
	Regular evaluation of the work of the chief executive (managing organization, or manager) and members of the collegial executive body of the issuer, and preparation of proposals for the Board of Directors with regard to the possibility of their reappointment.		
	The human resources and remuneration committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only.	Fulfilled	Members of the committee: Chairman: 1. Yuri Mostovoy (independent director); Members of the committee: 2. Hans-Joerg Rudloff (independent director); 3. German Kaplun (non-executive director)
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
1.6.	The issuer's internal documents shall stipulate an obligation for members of the Board of Directors and the collegial executive body; the chief executive, or the managing organization and its officers to disclose information about ownership of the issuer's securities, as well as on selling and (or) acquiring the issuer's securities.	Fulfilled	Clause 7 of Article 40 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.7.	The issuer shall disclose information about the amount of remuneration received by members of the Board of Directors, members of the collegial executive body and the chief executive, or the managing organization and the manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is provided in Clause 5.3 of the company's quarterly report for the 3rd quarter of 2004.
1.8.	The Board of Directors of the issuer shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	The Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)

1.9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and deals on them, which cannot be accessed by the public and, in the event of its disclosure, can have a material effect on the market price of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
1.10.	The Board of Directors of the issuer shall approve a document defining procedures for internal control of the issuer's financial and commercial operations; fulfillment of these procedures shall be supervised by a special department of the issuer, which shall report any violations uncovered to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
2.2.	The joint-stock company has taken an obligation not to exempt an acquirer of the obligation from offering shareholders the option of selling their common shares in the company (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the common shares in the joint-stock company.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall fulfill the provisions of regulations issued by the federal agency, defining the requirements for the disclosure of information for joint-stock companies.		

General Director
OAO RBC Information Systems

04 April, 2005


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Yury Rovensky

OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Konstantin Chernyshov
Chairman of the Partnership's Trading Committee

OAO RBC Information Systems' quarterly report on compliance with corporate conduct norms (for keeping the securities on the Partnership's "A" trading list) for the 1 quarter of 2005

No.	List of corporate conduct norms	Compliance (full, partial, or non-compliance)	Notes*
General requirements for issuers			
1.	The issuer's Board of Directors shall be elected by means of cumulative voting	Fulfilled	Clause 14.6 of the Articles of Association (Version 7, registered by Inspection No. 36 of the Tax Ministry of Russia on August 18, 2004)
2.	There shall be at least three independent directors on the issuer's Board of Directors, who shall meet the following requirements: • They shall not be officers or employees of the issuer at the moment of their election and over three years preceding their election; • They shall not be officers at any other company, in which any of the issuer's officers is a member of the Board of Directors' committee for human resources and remuneration; • They shall not be spouses, parents, children, brothers or sisters of the issuer's officers; • They shall not be affiliated with the issuer or its affiliates; • They shall not be parties with regard to the issuer's obligations, whose conditions envisage their acquiring property (funds) totaling 10 or more percent of the total annual income of these persons, except the receipt of remuneration for work on the issuer's Board of Directors; • They shall not represent the state; • They shall not be members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) The independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn 4. Yuri Mostovoy
3.	The issuer's Board of Directors shall form a committee, whose only functions shall be the evaluation of candidates for auditors of the joint-stock company; the reviewing of auditors' conclusions; the evaluation of the issuer's internal control procedures, and the preparation of proposals on their improvement (the audit committee), chaired by an independent director. The audit committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-	Fulfilled	Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)

	executive directors only (therefore, the committee shall not include the chief executive and (or) members of the issuer's collegial executive body). Results of reviewing the conclusions of the issuer's auditor, prepared by the audit committee, shall be presented in the form of materials provided for the issuer's annual general meeting of shareholders.		Members of the committee: Chairman: 1. Michael Hammond (independent director); Members of the committee: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director) Clause 4 of Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
4.	The issuer's Board of Directors shall form a committee for human resources and remuneration, whose only functions shall be as follows: Development of principles and criteria for defining the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer, or the managing organization or manager; Preparation of proposals for defining material conditions of contracts with members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer; Defining the criteria for candidates for seats on the Board of Directors, the collegial executive body, and chief executive of the issuer, as well as preliminary evaluation of such candidates; Regular evaluation of the work of the chief executive (managing organization, or manager) and members of the collegial executive body of the issuer, and preparation of proposals for the Board of Directors with regard to the possibility of their reappointment. The human resources and remuneration committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only.	Fulfilled	Article 29 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) Members of the committee: Chairman: 1.Yuri Mostovoy (independent director); Members of the committee: 2. Hans-Joerg Rudloff (independent director); 3. German Kaplun (non-executive director)

5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
6.	The issuer's internal documents shall stipulate an obligation for members of the Board of Directors and the collegial executive body; the chief executive, or the managing organization and its officers to disclose information about ownership of the issuer's securities, as well as on selling and (or) acquiring the issuer's securities.	Fulfilled	Clause 7 of Article 40 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
7.	The issuer shall disclose information about the amount of remuneration received by members of the Board of Directors, members of the collegial executive body and the chief executive, or the managing organization and the manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is provided in Clause 5.3 of the company's quarterly report for the 3rd quarter of 2004
8.	The Board of Directors of the issuer shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	The Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and deals on them, which cannot be accessed by the public and, in the event of its disclosure, can have a material effect on the market price of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
10.	The Board of Directors of the issuer shall approve a document defining procedures for internal control of the issuer's financial and commercial operations; fulfillment of these procedures shall be supervised by a special department of the issuer, which shall report any violations uncovered to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

Special requirements for joint-stock companies			
11.	Notice of a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
12.	The joint-stock company has taken an obligation not to exempt an acquirer of the obligation from offering shareholders the option of selling their common shares in the company (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the common shares in the joint-stock company.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)
Special requirements for issuers that are not joint-stock companies			
13.	Issuers that are not joint-stock companies shall fulfill the provisions of regulations issued by the federal agency, defining the requirements for the disclosure of information for joint-stock companies.		

*** - This field shall be filled out in the event of partial compliance or non-compliance with the norms of corporate conduct.**

General Director
OAO RBC Information Systems



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Yury Rovensky